FORM 61

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER      TERYL RESOURCES CORP.

ISSUER’S ADDRESS      185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER      (604) 278-5996

CONTACT PERSON      JOHN ROBERTSON

CONTACT’S POSITION      PRESIDENT

CONTACT’S TELEPHONE NUMBER      (604) 278-5996

FOR QUARTER ENDED      NOVEMBER 30, 1999

DATE OF REPORT      JANUARY 27, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN G. ROBERTSON	“John G. Robertson”	00/01/27
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

BRIAN CHERRY	“Brian Cherry”	00/01/27
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended November 30, 1999

(Unaudited)
(Prepared by Management)

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
for the six months ended November 30, 1999
(Unaudited)
(Prepared by Management)

	1999	1998
	$	$

ASSETS

Current Assets:
Cash	7,157	2,710
Accounts and accrued receivables	1,220	3,835
Advances to minority interest (see Note 1) and related companies	284,016	283,497
	292,393	290,042

Office Equipment	8,489	8,740
Oil and gas interests	13,415	20,947
Investments	40,295	40,295
Mineral property interests	238,093	274,781
Deferred expenditures
Exploration and development	1,189,925	965,368
Incorporation	1,379	1,379
	1,783,989	1,601,552
LIABILITIES
Current
Accounts payable	27,753	84,090
Accrued liabilities	25,401	108,571
Estimated liability for income and capital taxes	798	798
Debenture payable	150,000	150,000
Advances from related companies	318,353	288,921
	522,305	632,380
SHAREHOLDERS' EQUITY
Share Capital	5,994,927	5,730,927
Subscriptions received	146,044	—
Deficit	(4,879,287)	(4,761,755)
	1,261,684	969,172

	1,783,989	1,601,552

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
for the six months ended November 30, 1999
(Unaudited)
(Prepared by Management)

	1999	1998
	$	$
Revenue	6,246	6,583

Expenses
Operating Expenses	4,155	4,381
Amortization of wells	3,766	10,882
	7,921	15,263
	1,675	8,680
Net operating loss

Expenses
Accounting and legal	10,637	17,381
Amortization	943	971
Bank charges and interest	378	1,584
Foreign exchange	533	(5,232)
Interest on debenture	7,369	7,369
Management fees	15,000	—
Office, rent and telephone	11,636	422
Printing	2,068	—
Publicity, promotion and investor relations	2,356	2,077
Shareholder and meeting costs	—	3,562
Stock Exchange and filing fees	7,622	1,521
Transfer agent fees	3,097	4,001
Wages, secretarial and benefits	—	1,584
	61,639	35,420

Less interest income	322	35
	61,317	35,205

Net loss for the period	62,992	43,885
Deficit, beginning of the period	4,816,295	4,717,870
Deficit, end of the period
	4,879,287	4,761,755

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
for the six months ended November 30, 1999
(Unaudited)
(Prepared by Management)

	1999	1998
	$	$
West Ridge Claims
Geophysical survey	—	25,277
Legal and registry	15,764	2,949
	15,674	28,226
Gil Venture:
Phase II exploration	11,740	153,052
	27,504	181,278

Exploration and development for the period	27,504	181,278
Exploration and development at beginning of period	1,162,421	784,090

Deficit, end of the period	1,189,925	965,368

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
for the six months ended November 30, 1999
(Unaudited)
(Prepared by Management)

	1999	1998
	$	$
Operating Activities
Net loss for the period	(62,992)	(43,885)
Adjustment resulting from operations
Amortization of office equipment	943	971
Amortization of wells	3,766	10,882
Cash provided by (used for) non-cash working capital
Accounts and accrued receivables	2,452	231
Accounts and accrued payables	(31,544)	105,598
Cash from (used in) operations	(87,375)	73,797
Financing activities
Subscriptions received	—	(27,887)
Changes in advances from (to) related companies	(505)	132,624
	(505)	104,737
Investing activities
Mineral property interest - option payments	36,687	—
Exploration and development expenditures	(27,504)	(181,278)
	9,183	(181,278)

Net (decrease) in cash during the period	(78,697)	(2,744)

Cash, beginning of period	85,854	5,454

Cash, end of Period	7,157	2,710

NOTE 1

A total of $282,487 was advanced to International Diamond Syndicate Ltd., a private company having no quoted market. The Company owns 40% of International Diamond Syndicate’s issued shares.